Regulatory Announcement

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2007 JUL 20 P 1:15

Company	C&C Group Plc
TIDM	CCR
Headline	Result of AGM
Released	14:54 13-Jul-07
Number	2402A

REFERENCE No: 82-34854

07025425

C&C GROUP PLC

RESULT OF ANNUAL GENERAL MEETING

The Directors of C&C Group plc wish to announce that each of the resolutions proposed at the Annual General Meting of the company held on Friday, 13th July 2007 were passed. The full text of each resolution was included in the notice of the Annual General Meeting of C&C Group plc circulated to shareholders on 8th June 2007.

SUPPL

ENDS.

Enquiries:
Noreen O'Kelly
Company Secretary
Phone: + 353 1 616 1103

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dlw 7/23

Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Interim Management Statement
Released	07:00 13-Jul-07
Number	1777A

Interim Management Statement for the three months ended 31 May, 2007

Dublin, London, 13 July, 2007: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK, today issued the following Interim Management Statement for the three months to 31 May 2007, in advance of the Company's AGM to be held at 12.00 noon today in the Westbury Hotel, Grafton Street, Dublin 2. C&C is issuing this statement in line with the reporting requirements of the EU Transparency Directive.

Revenue

Revenue[(i)] growth for the quarter to 31 May, 2007 shows an increase of 15% compared with the same period last year. This performance primarily reflects the growth of Magners in Great Britain and Bulmer's continuing out-performance of the LAD market in Ireland.

Total branded cider[(ii)] sales volumes, in the first quarter, increased by 38% on the prior year. This primarily reflects growth of Magners in Great Britain of c.89% and Bulmers in Ireland of c. 2%. Performance in the three months to 31 May, 2007 was negatively impacted by a pre-price increase sell-in in February which consequently affected sales shipments during the quarter. Underlying volume growth for Magners in Great Britain, allowing for this, is estimated at c. 130% in the quarter – a satisfactory performance in a cider market characterised by mixed weather in the period (good in April and poor in May) and heavy price-led competition. Performance was boosted by comparison with the same period last year when the brand was being rolled out from London to the rest of England and Wales.

In the quarter to 31 May 2007 Magners underlying cider volume growth was broadly in line with the Group's full year guidance in relation to Great Britain. On-trade distribution in the quarter held at 67% while,on an MAT basis, market share of LAD improved from 1.7% at 28th February 2007 to 2.0% at 31st May, 2007 (Source: AC Nielsen).

Revenue for Spirits & Liqueurs declined by 6% in the period due to phasing of shipments while Soft Drinks revenue grew by 7%.

Margins

Group operating margin[(i)] for the quarter was over three percentage points lower in the first quarter than in the same period last year. This decline reflects increased marketing expenditure and warehousing costs together with a decline in gross margin due to a combination of increased raw material costs and higher fixed manufacturing costs associated with cider capacity expansion.

Other

Magners market tests are continuing in Barcelona and Munich. In line with previous guidance, it

will be October 2007 before any initial conclusion can be drawn as to Magners' future prospects in these markets.

The Group's expansion of its cider manufacturing capacity is proceeding to plan and the new capacity is now operational. C&C's capacity expansion will involve capital expenditure of approximately €160 million in the 2007/08 fiscal year.

During the quarter, the Group entered into an agreement to sell its soft drinks division and related assets (Republic of Ireland wholesaling) to Britvic plc for a consideration of €249.2 million, payable in cash upon completion. Subject to Competition Authority approval, completion of the sale is expected to occur by 31 August 2007.

The Group recently commenced an on-market share buy back programme. Since the programme commenced in mid June, the Group has acquired 5.5 million shares at an average price of €10.59 per share.

Outlook

C&C's sustained investment is creating a strong consumer franchise for Magners in Great Britain - reflecting the premium positioning which C&C's Bulmers brand enjoys in Ireland. This underpins the Group's confidence in the brand's ongoing growth potential.

The second quarter of the year is crucial to full year performance for reasons both of its seasonal importance and the impact of summer recruitment on performance for the rest of the year. Very poor weather in June and into July together with continued heavy price-led competition is likely to lead to a weak second quarter and, as a result, while the Group expects strong volume growth for the full year in Great Britain it is reducing its sales volume expectations.

The Group's current high level of marketing investment and other fixed costs result in financial performance being particularly sensitive to variations in sales volumes. While these costs will ultimately be absorbed as cider volumes grow, lower sales volume expectations are likely to result in full year operating profit[iii] for 2007/08 approximately matching last year.

The weighting of marketing investment to the first half year, the phasing of costs associated with capacity expansion and the impact of the February sell-in are expected to result in a decline in operating profit in the half year ending August 2007 compared with the same period last year.

The next update on performance will be on 31 August, 2007 when the Group will issue its first half trading statement.

(i) *Continuing operations – before exceptional items and excluding Snacks division.*
(ii) *Combined Bulmers and Magners*
(iii) *Continuing operations – before exceptional items and excluding Snacks and Soft drinks divisions.*

Investor and Analyst Conference Call Details

Maurice Pratt, Group Chief Executive Officer and Brendan Dwan, Group Finance Director will host a conference call for institutional investors and analysts at 10.30am (local Irish time) today. Dial in details are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

Investors and analysts	Irish Media	International Media
Mark Kenny or Jonathan Neilan K Capital Source	Paddy Hughes or Ann-Marie Curran Drury Communications	Edward Orlebar M Communications
Tel: +353 1 631 5500 Email : c&cgroup@kcapitalsource.com	Tel: +353 1 260 5000 Email: phughes@drurycom.com	Tel: +44 207 153 1523 Email: orlebar@mcomgroup.com

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Regulatory Announcement **REFERENCE No: 82-34854**

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	07:00 13-Jul-07
Number	1890A

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):

   C&C Group plc

2. **Reason for the notification** (please state **Yes/No**):

   An *acquisition or disposal of voting rights:* (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: (No)

   Other (please specify) : (NO)

3. **Full *name* of person(s) subject to the notification obligation** (iii):

Morgan Stanley Investment Management Limited ("MSIM")

4. **Full name of shareholder(s)** (if different from 3.) (iv):

   Various Clients for which MSIM has voting authority

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):

   10th July 2007

6. **Date on which issuer notified:**

   12th July 2007

7. **Threshold(s) that is/are crossed or reached:**

   > 5%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares	21,657,411	19,208,784

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares	22,657,411		20,096,082	6.21%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A			N/A	

Total (A+B)

Number of voting rights	% of voting rights
20,096,082	6.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

....

15. Contact telephone number:

....

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Morgan Stanley Investment Management Limited

Contact address (registered office for legal entities):
25 Cabot Square
Canary Wharf
London E14 4 QA

Phone number:
+ 44 207 425 3092

Other useful information (at least legal representative for legal persons):

Malcolm Maeda

B: Identity of the notifier, if applicable (xvii)

Full name:
Morgan Stanley Investment Management Limited

Contact address:
As above

Phone number:
As above

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is

reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking,

insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

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